
RECEIVED
MAR - 9 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
199



SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability)
[Stock Code:16]


06011623

2005/06 Interim Results

Chairman's Statement

I am pleased to present my report to the shareholders.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2005 was HK$13,505 million, including a revaluation surplus on completed investment properties net of deferred tax of HK$7,426 million. Earnings per share were HK$5.62, an increase of 167 per cent over last year.

If the revaluation surplus net of deferred tax were to be excluded, underlying net profit for the period would be HK$6,079 million, representing an increase of ten per cent over the corresponding period last year. Underlying earnings per share would be HK$2.53, an increase of ten per cent over last year.

DIVIDEND

The directors have declared an interim dividend of HK$0.70 per share, the same as that for the corresponding period last year. This reflects the Group's intention to preserve its financial strength, given the increased net debt position and reinvestment opportunities, particularly in mainland China. It will be payable on 27 March 2006 to shareholders whose names appear on the Register of Members of the Company on 24 March 2006.

BUSINESS REVIEW

Property Sales

The attributable value of properties sold and pre-sold in Hong Kong during the period was HK$1,748 million, compared to HK$4,457 million for the corresponding period in the previous year. Phase 1 of Harbour Green at Olympic Station was the only new project the Group put on sale during the six months ended 31 December 2005.

The turnover from property sales as recorded in the accounts was HK$7,283 million for the period, compared to HK$5,130 million last year. The Group completed the three projects described below in the period under review. About 90 per cent of The Arch has been sold and Severn 8 on The Peak will be put on the market shortly.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
The Arch	1 Austin Road West Kowloon	Residential	Joint venture	1,076,000
Severn 8	8 Severn Road The Peak	Residential	100	59,000
Novotel Citygate	51 Man Tung Road Tung Chung	Hotel	20	47,500
Total				1,182,500

Land Bank

The Group remained active in replenishing its land bank in Hong Kong through various means during the period under review, acquiring about 1.1 million square feet of gross floor area as described below. The residential development on Ming Yuen Western Street in North point is being retained as a rental property.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
New Kowloon Inland Lot 6350 Ngau Chi Wan	Residential	100	775,000
38 Ming Yuen Western Street North Point	Residential	100	94,000
Kwai Chung Town Lot 215 (additional GFA)	Office	100	191,000
Total			1,060,000

The Group currently has a land bank of 41.9 million square feet in terms of gross floor area in Hong Kong, made up of 22.3 million square feet of completed investment properties and 19.6 million square feet of properties under development. It also owns over 21 million square feet of agricultural land in terms of site area, the majority of which is along major existing and planned railways in the New Territories and is being converted mainly to residential use.

The Group acquired a prime site with a gross floor area of 1.35 million square feet on Orchard Road in Singapore through a 50-50 joint venture. The plot will be developed into a large, high-end retail and luxury residential complex destined to become an icon in the city-state's famed shopping district.

Property Development

The residential property market showed resilience during the period under review, with only mild price corrections. Transactions in the secondary market moderated but remained at healthy levels, and showed signs of a rebound over the past two months. The number of new projects put on sale during the past few months was low, due partly to seasonal factors and supply constraints. Primary market prices stayed relatively firm.

Brand building remained a focus for the Group. It offers an optimal range of products, efficient layouts, modern designs and superior finishes, and sets new standards of luxury in clubhouse facilities and superior customer service in new projects. Strong brand recognition enhances the positioning and marketability of the Group's new developments.

Project completions in the first half of the current financial year and those planned in the second half are as follows:

	Residential	**Hotel**	**Total**
	Attributable gross floor area (million square feet)		
First Half Year			
For Sale	1.2	-	1.2
For Investment	-	*	*
Subtotal	1.2	*	1.2
Second Half Year			
For Sale	1.3	-	1.3
For Investment	-	-	-
Subtotal	1.3	-	1.3
Total	**2.5**	*	**2.5**

** less than 100,000 square feet*

Property Investment

The Group's gross rental income for the period under review, including its share from joint-venture rental properties, increased by 12 per cent to HK$3,126 million. Net rental income for the period was up ten per cent to HK$2,235 million. The increase in rental income was primarily driven by higher contributions from IFC mall, as well as from the APM mall and Four Seasons Place that opened for business in March and September of 2005 respectively. Occupancy of the Group's rental portfolio remained high at about 96 per cent.

The retail sector continued to perform well. The Group's shopping centres attracted more visitors and retail tenants benefited from higher sales turnover. The success of APM and IFC malls, which are both fully let, has reinforced the Group's commitment to enhancing branding and maintaining its leading position in the retail leasing market.

The Group will maintain its efforts to keep its shopping malls attractive, with renovations and refinements to tenant mixes. Renovations in New Town Plaza and Tai Po Mega Mall will be finished in late 2006, and higher rents are expected. Regular promotional campaigns in the Group's malls will continue to draw shoppers and boost tenants' business.

Rents in prime office buildings have risen due to high demand from existing and new tenants, particularly in prime areas. The Group will complete more than six million square feet of new investment properties over the next four years, which will make it one of the largest high-quality office landlords in Hong Kong and give an added boost to rental income.

The most important project under construction is International Commerce Centre (ICC) sited prominently on the West Kowloon waterfront. ICC will rise to 118 storeys and provide 2.5 million square feet of office space. It will be the tallest building in Hong Kong and third tallest in the world when complete in 2010. The first phase of ICC will contain 450,000 square feet of office space scheduled for completion in late 2007. The prime location is at the heart of a future cultural and business hub; convenient to the airport and just one stop from Central. The proposed Guangzhou-Shenzhen-Hong Kong Express Rail Line terminating at West Kowloon Station will add to ICC's attraction for international and mainland companies looking to set up headquarters in Hong Kong. Soft marketing began recently and interest has been encouraging.

Construction of Millennium City Phase 6 is progressing well and should be finished in mid 2007. The development will comprise about 400,000 square feet of office space equipped with state-of-the-art facilities. The Group intends to hold the project as a long-term investment.

More business activity in Hong Kong has boosted the demand for high-end rental accommodation. The Group's market-leading Signature Homes residential leasing arm has established a solid reputation. The serviced suites in Four Seasons Place at IFC offer an unparalleled standard of luxury living and premium service, and have recorded satisfactory occupancy since leasing began in September 2005.

Hotels

The number of visitor arrivals kept rising in 2005, mainly as a result of more tourists from overseas and business travellers. The opening of Hong Kong Disneyland and successful hosting of the WTO Ministerial Conference last year further reinforced Hong Kong's position as a regional focus for tourists and business travellers.

First-class facilities and service have made the Four Seasons Hotel at IFC the preferred new choice of accommodation for discerning travellers since it opened in September 2005, and occupancy has been satisfactory. The hotel's gourmet food and beverage outlets are also popular with connoisseurs of fine cuisine. The Group's Royal Garden, Royal Park and Royal Plaza hotels recorded average occupancies of about 90 per cent, and room rates showed double-digit growth over last year.

Hong Kong's increasing popularity as a tourist destination and an expanding mainland economy mean that the numbers of both leisure and business travellers to the territory should keep rising in the years ahead. The Group's existing hotels and two world-class hotels being built as part of its Kowloon Station development should be in a good position to benefit from the bright prospects for Hong Kong's hospitality industry.

Mainland Business

The Group currently owns an attributable 11.6 million square feet of gross floor area on the mainland, comprising 2.6 million square feet of completed investment properties and nine million square feet of properties under development.

Mainland investments are performing well for the Group. Renovations to Sun Dong An Plaza in Beijing are under way and scheduled for completion by early 2008. The renovations are part of a major initiative to reposition the mall as a trendy shopping and entertainment attraction for high-spending young professionals. Occupancy of Shanghai Central Plaza remained over 96 per cent, and both office and retail rents rose compared to the previous year.

A joint venture the Group entered into during the period under review will develop a project in Hangzhou comprising 5.9 million square feet of gross floor area containing retail, luxury residential, serviced apartment, hotel and office space. The Group has a 40 per cent interest in the project.

The Group also fully owns two more projects under way in Shanghai. One is Shanghai IFC, a commercial complex of about four million square feet in Pudong's Lujiazui financial centre overlooking the Huangpu River, on which construction will start soon. The offices will be built to the same standard as IFC in Hong Kong, with panoramic views and comprehensive communications and IT infrastructure. A high-end shopping mall will house international brand-name retailers plus a hotel and serviced apartments run by world-renowned hospitality operators. The other project in Wei Fong on the Pudong waterfront overlooking the Bund will be a world-class luxury residential development with 1.7 million square feet of gross floor area. Planning is at an advanced stage and construction is expected to start in the second half of 2006.

Telecommunications and Information Technology

SmarTone

SmarTone recorded higher service revenue during the period under review, but net profit came under pressure from higher 3G-related costs and increased handset subsidies in response to stiff competition. The company will meet the challenging market environment by maintaining its focus on customers and service quality. It will also continue to innovate and invest for future growth. The Group is confident in SmarTone's prospects, given its sound management and business strategy, and will continue to hold the company as a long-term investment.

SUNeVision

SUNeVision saw continued profit growth for the period under review. iAdvantage is the leading carrier-neutral data centre operator in Hong Kong. It kept building its customer base by winning new clients including major multinational and local businesses. SUNeVision's financial position remained strong, with approximately HK$1,500 million in cash and interest-bearing securities on hand. The Group is confident in the company's financial and earnings strength, given improving prospects for its core operations.

Transportation and Infrastructure

Transport International

The Kowloon Motor Bus Holdings Limited changed its name to Transport International Holdings Limited (TIH) in November 2005. The company's business environment remained challenging, due mainly to loss of passengers to new rail lines and increases in fuel costs and tunnel tolls. TIH will continue to increase operating efficiency without compromising service quality. The company's franchise has been renewed until 2017, under a new fare-adjustment mechanism. TIH saw profit growth from its mainland transport businesses, and pre-sales of its Manhattan Hill residential development in West Kowloon should further strengthen its financial position. The company will continue to look for investment opportunities in the mainland transport sector, in view of the positive long-term outlook for China's economy. The media-sales business of TIH's subsidiary, RoadShow Holdings Limited, achieved satisfactory results.

Infrastructure

The Wilson Group performed well during the year, while both the River Trade Terminal and Airport Freight Forwarding Centre had satisfactory operations. Traffic on the Route 3 (Country Park Section) increased moderately during the period under review. The Group's infrastructure projects are all in Hong Kong and are expected to produce steady cash flows over time. The Group intends to hold these projects as long-term investments, given their healthy cash flows and potential returns.

Corporate Finance

The Group will maintain its conservative financial policies, with high liquidity and low financial leverage. Its net debt to shareholders' funds ratio as at 31 December 2005 was 16.5 per cent. The vast majority of the Group's borrowings are denominated in Hong Kong dollars, so exposure to foreign currency risk is negligible. Almost all the Group's credit facilities are unsecured, and it has substantial committed undrawn facilities on standby for business expansion.

The Group issued four ten-year bonds, raising HK$1,800 million under its Euro Medium-Term Note programme in November 2005 and January 2006, in line with its practice of lengthening its debt maturity profile. The bonds were issued at competitive terms and later swapped to a floating interest rate. The Group will continue to source long-term financing to match its investment needs and broaden its funding base.

Corporate Governance

Maintaining high standards of corporate governance has always been one of the Group's top priorities. This is achieved through an effective board of directors, timely disclosure of information and a pro-active investor relations programme. The Group appointed two additional non-executive directors, one of whom is independent, and established Remuneration and Nomination committees during 2005, and it will continue its efforts to stay at the forefront of best corporate governance practices.

The Group's dedication to management excellence and good corporate governance is widely recognized by the investment community. The various accolades received in 2005 included the Group being named the number one property developer in both Asia and Hong Kong and number one among the best companies in Hong Kong by Euromoney magazine.

Customer Service

Good customer service has long been one of the key factors in the Group's success. On the front line of service are the Group's property-management subsidiaries, Hong Yip and Kai Shing, which have won numerous awards for their first-class customer care.

The SHKP Club was established to facilitate two-way communication, and this year it celebrates its tenth anniversary and membership approaching 230,000. The Club offers its members a variety of activities and is planning a new series of events to promote the ideal of loving homes.

Corporate Citizenship

Serving the community is another of the Group's priorities, as Hong Kong has always been its home. The Group sponsors a wide range of charitable, educational and cultural initiatives, including the SHKP Book Club that was formed to promote reading in Hong Kong. The in-house Volunteer Team of staff members is always ready to serve the community.

The Group places great emphasis on enabling its staff, its most valuable asset, to develop their careers and fulfill their potential. The Group also cares about the environment. It follows green practices in its own operations and encourages residents and tenants to do the same, to make Hong Kong a better place to live.

PROSPECTS

The global economy is expected to grow steadily this year, notwithstanding higher oil prices and interest rates. Mainland economic growth should remain buoyant. Improved consumer confidence, a steady rise in incomes, topping out of interest rates and abundant liquidity should ensure that Hong Kong's economy remains vibrant in 2006.

The residential market in Hong Kong is likely to do well this year, in light of solid economic fundamentals and favourable demand and supply conditions. Overall prices are still highly affordable in historical terms. Further pay increases, mild inflation and stabilizing mortgage interest rates should boost homebuyers' confidence. Positive demographic trends like the rising number of marriages, births and new households also stimulate a healthy demand for private housing, while the supply of new units is expected to decline for the next few years.

Rents for both renewals and new leases in the Group's investment portfolio are expected to rise. Retail sales growth will underpin retail rents, while expansion by local businesses and an influx of overseas and mainland companies will increase demand for office space. Office rents will also be bolstered by a tight supply of quality new office space for the next two years. The Group will replace some of its existing rental properties by developing new landmark

projects including ICC. It intends to increase shareholder returns by managing its assets more efficiently and is also reviewing the feasibility of launching a real estate investment trust.

The Group will maintain its focus on the property business in Hong Kong and build upon its advantages, including a sizable development land bank and strong brand name. Residential completions are expected to rise modestly in the next three years, and the Group will replenish its land bank for future development needs. It will continue efforts to enhance development margins by offering a diverse mix of flats with stylish, innovative designs to meet the latest consumer preferences. The Group has been working to project its recognized brand name in residential property onto its office, retail and residential leasing portfolios.

The Group is confident about growth on the mainland and has been developing landmark projects to strengthen its brand name. It will continue investing selectively in prime locations in major mainland cities when appropriate opportunities arise.

New residential developments will be offered for sale according to schedule to take advantage of market conditions. Major projects planned for pre-sale in the next nine months include Severn 8 on the Peak, Manhattan Hill in West Kowloon and Park Island Phase 5 in Ma Wan.

Given the positive outlook for Hong Kong's economy and property market, the Group's results for the current financial year should be satisfactory barring unforeseen circumstances.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 3 March 2006

Consolidated Profit and Loss Account
For the six months ended 31 December 2005

(Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31 December 2005	2004 (Restated)
Turnover	2(a)	**14,466**	11,278
Cost of sales and operating expenses		**(6,188)**	(7,114)
Gross profit		**8,278**	4,164
Other revenue		**305**	322
Selling and marketing expenses		**(632)**	(449)
Administrative expenses		**(561)**	(513)
Profit from operations before change in fair value of investment properties	2(a)	**7,390**	3,524
Increase in fair value of investment properties		**7,784**	-
Profit from operations after change in fair value of investment properties		**15,174**	3,524
Finance costs		**(464)**	(88)
Finance income		**86**	35
Net finance costs	3	**(378)**	(53)
(Loss)/profit on disposal of long-term investments	4	**(13)**	1,886
Share of profits less losses of associates		**119**	206
Share of profits less losses of jointly controlled entities		**162**	182
Share of increase in fair value of investment properties held by associates and jointly controlled entities		**1,225**	-
	2(b)	**1,506**	388
Profit before taxation	5	**16,289**	5,745
Taxation	6	**(2,699)**	(544)
Profit for the period		**13,590**	5,201
Attributable to:			
Company's shareholders		**13,505**	5,060
Minority interests		**85**	141
		13,590	5,201
Proposed interim dividend		**1,681**	1,680
(Expressed in Hong Kong dollars)			
Earnings per share for profit attributable to Company's Shareholders	7		
Basic		**$5.62**	$2.11
Diluted		**$5.62**	$2.11
Dividend per share		**$0.70**	$0.70

Consolidated Balance Sheet
As at 31 December 2005

(Expressed in millions of Hong Kong dollars)

	(Unaudited) 31 December 2005	(Restated) 30 June 2005
Non-current assets		
Investment properties	**112,923**	100,775
Fixed assets	**15,807**	15,462
Associates	**2,298**	2,386
Jointly controlled entities	**20,911**	18,553
Long-term investments	**2,411**	5,971
Loan receivables	**1,443**	1,578
Intangible asset	**614**	643
Interest rate swaps	**69**	-
Land pending development for sale	**21,240**	17,025
	177,716	162,393
Current assets		
Stocks	**21,530**	20,252
Trade and other receivables	**10,946**	4,556
Short-term investments	**1,522**	2,428
Interest rate swaps	**11**	-
Bank balances and deposits	**8,506**	6,519
	42,515	33,755
Current liabilities		
Bank and other borrowings	**(2,501)**	(1,605)
Trade and other payables	**(10,283)**	(9,687)
Deposits received on sale of properties	**(876)**	(725)
Taxation	**(3,442)**	(3,114)
	(17,102)	(15,131)
Net current assets	**25,413**	18,624
Total assets less current liabilities	**203,129**	181,017
Non-current liabilities		
Bank and other borrowings	**(31,490)**	(21,461)
Deferred taxation	**(13,116)**	(11,489)
Other long-term liabilities	**(529)**	(547)
	(45,135)	(33,497)
Net assets	**157,994**	147,520
Capital and reserves		
Share capital	**1,201**	1,201
Share premium and reserves	**151,672**	139,130
Proposed interim dividend	**1,681**	-
Proposed final dividend	**-**	3,602
Company 's shareholders' funds	**154,554**	143,933
Minority interests	**3,440**	3,587
Total equity	**157,994**	147,520

(Expressed in millions of Hong Kong dollars)

1. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2005, except for the changes in accounting policies as described below.

With effect from 1 July 2005, the Group has adopted the new / revised Hong Kong Financial Reporting Standards ("HKFRS"), HKAS and Interpretations (collectively, "new HKFRS") issued by the HKICPA which are effective for accounting periods beginning on or after 1 January 2005. The changes in accounting policies and the significant impact are summarized as follows:

Investment properties

Following the adoption of HKAS 40 "Investment property", certain properties are reclassified as investment properties and changes in fair values arising on the revaluation of investment properties are recognized in the profit and loss account instead of property revaluation reserves. HK(SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" requires the provision of deferred taxation on these changes in fair values to be calculated at applicable profits tax rates. These new accounting policies have been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were increased by HK$52,522 million and HK$44,884 million, respectively, representing the transfers of accumulated attributable revaluation surplus previously recorded in property revaluation reserve and net of deferred tax thereon. In addition, recognition of deferred taxation on the Group's cumulative property revaluation surpluses and reclassification of certain properties as investment properties had resulted in a reduction in the Group's total net assets as at 1 July 2005 and 1 July 2004 of HK$3,545 million and HK$2,660 million, respectively. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been increased by HK$7,426 million (2004: decreased by HK$442 million) and HK$6 million (2004: nil), respectively.

Hotel properties

Under Hong Kong Interpretation 2 "The appropriate policies for hotel properties", owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses, rather than at valuation. This change of accounting policy has been applied retrospectively. The Group's net assets as at 1 July 2005 and 1 July 2004 were reduced by HK$2,639 million and HK$2,351 million, respectively, as a result of the reversal of hotel property revaluation surpluses and the recognition of cumulative depreciation on the Group's hotel properties. Operating profit for the Group's hotel operation for the six months ended 31 December 2005 has been decreased, as a result of depreciation charge provided on the properties, from HK$137 million to HK$112 million (2004: from HK$135 million to HK$110 million).

Financial instruments

The adoption of HKAS 32 "Financial instruments: disclosure and presentation" and HKAS 39 "Financial instruments: recognition and measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurement.

Financial assets are now classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair value recognized in profit or loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method. Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" and "other financial liabilities" carried at amortized cost using the effective interest method. In accordance with the transitional provisions in HKAS 39, this change in accounting policy has been applied prospectively by adjusting the difference between the carrying amount of certain financial assets and their fair value at 30 June 2005 to retained profits at 1 July 2005. The opening retained profits at 1 July 2005 has been increased by HK$925 million.

Derivative financial instruments

In previous years, derivative financial instruments were not separately recorded in the financial statements.

Following the adoption of HKAS 32 and 39, derivatives are initially recognized at fair value on the date of entering the derivative contract and are subsequently remeasured at fair value at each balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. Changes in fair value of derivatives that are designated and qualified as fair value hedges together with any changes in fair value of the corresponding hedged asset or liability are recorded in the profit and loss accounts. Changes in fair value of derivatives held as hedging instruments that are designated and qualified as cash flow hedges are recognized in equity to the extent that the hedge is effective. Changes in fair value relating to the non-qualifying and ineffective portion of qualifying derivatives are recognized immediately in the profit and loss account. In accordance with the transitional provisions in HKAS 39, this change in accounting policy has been applied prospectively. This change has no significant impact in the Group's net assets at 1 July 2005.

Share-based payment

The adoption of HKFRS 2 "Share-based payment" has resulted in a change in accounting policy of employee share options. Previously, share options granted to directors and employees did not result in a charge to profit and loss account. Following the adoption of HKFRS 2, the fair value of share options at grant date is amortized over the relevant vesting periods to the profit and loss account. In accordance with the transitional provisions in HKFRS 2, this treatment is applied to share options granted after 7 November 2002 and not yet vested at 1 July 2005. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$6 million and HK$2 million, respectively. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been decreased by HK$2 million (2004: HK$2 million) and HK$1 million (2004: HK$1 million), respectively.

Leasehold land

In prior years, leasehold land and buildings were included in fixed assets and stated at cost or valuation less accumulated depreciation and impairment, if any. Following the adoption of HKAS 17 "Leases", leasehold land is regarded as operating lease and stated at cost and amortized over the lease period on a straight line basis. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$144 million and HK$126 million, respectively, resulting from a change in accounting policy on amortization of leasehold land held by a jointly controlled entity. Profit attributable to Company's shareholders for the six months ended 31 December 2005 and 31 December 2004 have been decreased by HK$9 million and HK$9 million, respectively.

Associates and joint ventures

Under HKAS 28 "Investments in associates" and HKAS 31 "Interests in joint ventures", the Group uses the most recent available financial statements of the associate or jointly controlled entities in applying the equity method, which are either coterminous with the financial statements of the Company or cover a year ended not more than three months before the Company's year-end. In prior years, financial statements of some associates and jointly controlled entities covered a year ended more than three months before the Company's year-end. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were increased by HK$98 million and HK$134 million, respectively. Profit attributable to Company's shareholders for the six months ended 31 December 2005 and 31 December 2004 have been decreased by HK$9 million and HK$13 million, respectively.

Site restoration cost

In accordance with HKAS 16 "Property, plant and equipment", site restoration costs incurred as a consequence of acquiring or using the site are included in the cost of an asset. Previously, such costs were accounted for to the extent it was recognized as a provision. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 was decreased by HK$2 million. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been decreased by HK$1 million (2004: HK$1 million) and HK$1 million (2004: HK$1 million), respectively.

Telecommunication licence

In prior years, the fees and royalties payable for the third generation licence telecommunications spectrum ("3G licence") prior to launch of commercial services were deferred and included in fixed assets. Depreciation was provided from commencement of services over the estimated useful life. The fees and royalties payable subsequent to the launch of commercial services were charged to the profit and loss account when incurred. Following the adoption of HKAS 38 "Intangible assets", the Group capitalizes the discounted value of the annual fees and royalties payable for the 3G licence over the licence period and the finance costs incurred prior to the launch of 3G services as an intangible asset. Capitalized licence fees and finance costs are amortized from the date of launch of the 3G services over the remaining 3G licence period, with the financing costs incurred subsequent to the launch of 3G services charged to the profit and loss account using the effective interest rate method. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$6 million and increased by HK$5 million, respectively. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been decreased by HK$13 million (2004 : increased by HK$2 million) and HK$11 million (2004 : increased by HK$2 million), respectively.

Critical accounting judgements and estimation

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and carrying amounts of assets and liabilities including those related to investment properties, impairment of assets and income taxes. The estimates and assumptions concerning the future are believed to be reasonable under the circumstance. Actual results may differ from these estimates.

Summary of the effect of changes in the accounting policies

(i) Effect on opening balance of total equity at 1 July 2005 and 1 July 2004

	Company's shareholders' equity					
	Property revaluation reserves	Share options reserve	Retained profits	Total	Minority interests	Total equity
At 1 July 2005						
HKAS 40 and HK(SIC) Interpretation 21	(56,048)	-	52,522	(3,526)	(19)	(3,545)
Hong Kong Interpretation 2	(1,703)	-	(936)	(2,639)	-	(2,639)
HKAS 39	-	-	925	925	-	925
HKFRS 2	-	6	(6)	-	-	-
HKAS 17	-	-	(144)	(144)	-	(144)
HKAS 28 and 31	-	-	98	98	-	98
HKAS 16	-	-	(2)	(2)	(2)	(4)
HKAS 38	-	-	(6)	(6)	(5)	(11)
Total increase / (decrease) in equity	(57,751)	6	52,451	(5,294)	(26)	(5,320)
At 1 July 2004						
HKAS 40 and HK(SIC) Interpretation 21	(47,529)	-	44,884	(2,645)	(15)	(2,660)
Hong Kong Interpretation 2	(1,463)	-	(888)	(2,351)	-	(2,351)
HKFRS 2	-	2	(2)	-	-	-
HKAS 17	-	-	(126)	(126)	-	(126)
HKAS 28 and 31	-	-	134	134	-	134
HKAS 38	-	-	5	5	5	10
Total increase / (decrease) in equity	(48,992)	2	44,007	(4,983)	(10)	(4,993)

(ii) Effect on profit attributable to Company's shareholders and minority interest for the six months ended 31 December 2005 and 31 December 2004

	Six months ended 31 December 2005			Six months ended 31 December 2004		
	Attributable to Company's shareholders	Minority interests	Total	Attributable to Company's shareholders	Minority interests	Total
HKAS 40 and HK(SIC) Interpretation 21	7,426	6	7,432	(442)	-	(442)
Hong Kong Interpretation 2	(24)	-	(24)	(24)	-	(24)
HKFRS 2	(2)	(1)	(3)	(2)	(1)	(3)
HKAS 17	(9)	-	(9)	(9)	-	(9)
HKAS 28 and 31	(9)	-	(9)	(13)	-	(13)
HKAS 16	(1)	(1)	(2)	(1)	(1)	(2)
HKAS 38	(13)	(11)	(24)	2	2	4
	7,368	(7)	7,361	(489)	-	(489)

2. Segment Results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover Six months ended 31 December		Profit from Operations before Finance Costs Six months ended 31 December	
	2005	2004	**2005**	2004
Property				(Restated)
Property sales	**7,283**	5,130	**4,644**	947
Rental income	**2,810**	2,492	**2,026**	1,854
	10,093	7,622	**6,670**	2,801
Hotel operation	**363**	341	**112**	110
Telecommunications	**1,860**	1,830	**59**	240
Other businesses	**2,150**	1,485	**559**	321
	14,466	11,278	**7,400**	3,472
Other revenue			**305**	322
Unallocated administrative expenses			**(315)**	(270)
Profit from operations before change in fair value of investment properties			**7,390**	3,524
Increase in fair value of investment properties			**7,784**	-
Profit from operations after change in fair value of investment properties			**15,174**	3,524

Turnover from properties sales for the period ended 31 December 2004 includes HK$1,624 million from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation Six months ended 31 December	
	2005	2004 (Restated)
Property		
Property sales	**55**	53
Rental income	**209**	172
	264	225
Other businesses	**106**	236
Profit from operations	**370**	461
Finance costs	**(89)**	(73)
Profit before taxation and share of increase in fair value of investment properties	**281**	388
Share of increase in fair value of investment properties held by associates and jointly controlled entities	**1,225**	-
Profit before taxation	**1,506**	388

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit before Taxation Six months ended 31 December	
	2005	2004 (Restated)
Property		
Property sales	**4,699**	1,000
Rental income	**2,235**	2,026
	6,934	3,026
Hotel operation	**112**	110
Telecommunications	**59**	240
Other businesses	**665**	557
Other revenue	**305**	322
Unallocated administrative expenses	**(315)**	(270)
Increase in fair value of investment properties		
- Group	**7,784**	-
- Associates and jointly controlled entities	**1,225**	-
Net finance costs		
- Group	**(378)**	(53)
- Associates and jointly controlled entities	**(89)**	(73)
(Loss)/profit on disposal of long-term investments	**(13)**	1,886
Profit before taxation	**16,289**	5,745

3. Net finance costs

	Six months ended 31 December	
	2005	2004 (Restated)
Interest expenses on		
Bank loans and overdrafts	**491**	87
Other loans wholly repayable within five years	**120**	36
Other loans not wholly repayable within five years	**11**	11
	622	134
Less : Portion capitalized	**(158)**	(46)
	464	88
Interest income on bank deposits	**(86)**	(35)
	378	53

4. (Loss)/profit on disposal of long-term investments

	Six months ended 31 December	
	2005	2004
Profit on disposal of interests in jointly controlled entities	**-**	1,646
(Loss)/profit on disposal of long-term investments	**(13)**	240
	(13)	1,886

5. Profit before taxation

	Six months ended 31 December	
	2005	2004 (Restated)
Profit before taxation is arrived at after charging / (crediting):		
Cost of properties sold	**2,894**	3,772
Cost of other inventories sold	**505**	501
Depreciation	**534**	301
Dividend income from listed and unlisted investments	**(62)**	(45)
Interest income from listed and unlisted debt securities	**(138)**	(145)
Net realized and unrealized holding gains on marketable securities	**(75)**	(68)

6. Taxation

	Six months ended 31 December	
	2005	2004 (Restated)
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	**975**	469
China income tax	**3**	1
	978	470
Deferred taxation		
Origination and reversal of temporary differences	**89**	(3)
Change in fair value of investment properties	**1,362**	-
	1,451	(3)
	2,429	467
Share of taxation		
Associates	**23**	38
Jointly controlled entities	**32**	39
Change in fair value of investment properties held by associates and jointly controlled entities	**215**	-
	2,699	544

Hong Kong profits tax is provided at the rate of 17.5 per cent (2004: 17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

7. Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$13,505 million (2004 (restated): HK$5,060 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,401,105,558 (2004: 2,400,938,862). The diluted earnings per share is based on 2,401,277,856 (2004: 2,401,071,385) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 172,298 (2004: 132,523) shares deemed to be issued at no consideration if all outstanding options had been exercised.

FINANCIAL REVIEW

Review of Results

Profit attributable to Company's shareholders for the six months ended 31 December 2005 was HK$13,505 million, an increase of 167% compared with HK$5,060 million for the corresponding period last year. The results reflect the adoption of new Hong Kong Financial Reporting Standards with effect from 1 July 2005. In particular, the Group has recognized in the profit and loss account an increase in fair value of investment properties of HK$7,784 million based on professional valuation at the interim balance sheet date, and shared an increase in fair value of investment properties of HK$1,225 million of jointly controlled entities and associates, in accordance with HKAS 40 "Investment Properties". Underlying attributable profit which excludes the impact of adopting HKAS 40 and HK(SIC) Interpretation 21 on investment properties and income taxes, amounted to HK$6,079 million, up by HK$577 million or 10.5% over the corresponding figure of HK$5,502 million in the same period last year. The increase in underlying profit reflects higher property sales and development profit margin as well as strong rental income growth during the period whereas profit for the previous interim period included an exceptional profit of HK$1,414 million arising on disposal of the Group's long-term investment in Asia Container Terminals Holdings Limited.

Effect of Adoption of New Financial Reporting Standards

The interim financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and Interpretations (collectively referred to as the "new HKFRS") issued by the Hong Kong Institute of Certified Public Accountants applicable to accounting periods commencing on or after 1 January 2005. In preparing the Group's interim financial statements under the new HKFRS, the fair value model for investment properties has been adopted. In accordance with this model, the Group's investment properties have been recorded at their fair value as determined by a professional valuer, and the fair value changes are recognized through profit and loss account. HK(SIC) Interpretation 21 requires that deferred taxation be provided on fair value changes of leasehold investment property at profits tax rate, despite that capital gain arising on sale of investment property in Hong Kong is not subject to taxation. The Group's core business is to develop and hold investment properties for long term purposes. To assess the underlying performance of the Group, the management is of the view that the financial results should be adjusted to exclude the effect of fair value changes on investment properties and the related deferred tax in arriving at "Underlying profit attributable to Company's shareholders" and "Underlying earnings per share". Similarly, the cumulative deferred tax provided on fair value gains on investment properties in Hong Kong should be added back to the equity attributable to Company's shareholders in arriving at "Underlying equity attributable to Company's shareholders" and "Underlying net asset value per share".

The new HKFRS had material impact on the Group's reported financial results and net asset value. The statements set out below illustrate the effect of the changes following the adoption of the new HKFRS with reconciliations between the reported and underlying profit, earnings per share ("EPS"), equity and net asset value ("NAV") per share attributable to the Company's shareholders before and after adoption of the new HKFRS. These statements should be read in conjunction with Note (1) to the interim accounts, which explains in more details the changes in the Group's accounting policies in preparing the interim financial statements.

Reconciliation between underlying profit and reported profit attributable to Company's shareholders :

	Six months ended 31 December			
	2005		2004	
		EPS		EPS
	HK$M	**HK$**	HK$M	HK$
Reported profit per accounts under new HKFRS	**13,505**	**5.62**	5,060	2.11
Adjusted for the impact of HKAS 40				
[1] Fair value gains on investment properties	**(9,009)**		-	
[2] Related deferred tax	**1,577**		-	
Related minority interest	**6**		-	
	(7,426)			
[3] Gain on sale of investment properties	-		536	
[3] Related deferred tax	-		(94)	
			442	
Underlying profit attributable to Company's shareholders	**6,079**	**2.53**	5,502	2.29
Depreciation and related deferred tax on owner-occupied properties	**25**		25	
Employee share options granted	**2**		2	
Amortization of leasehold land	**9**		9	
Amortization of telecommunication licence	**13**		(2)	
Alignment of accounts of associates and joint ventures to be coterminous with the Company	**9**		13	
	58		47	
Profit attributable to Company's shareholders before the adoption of the new HKFRS	**6,137**	**2.56**	5,549	2.31

Notes :

1. This is to exclude the fair value changes of the Group's investment property portfolio recognized through profit and loss account during the six months ended 31 December 2005, which shall be recognized in the profit and loss account as and when an investment property is sold . No valuation of investment property portfolio was carried out at 31 December 2004, and no corresponding adjustment has been made for the six-month period ended on that date.

2. This adjustment is to exclude the deferred tax provided in the profit and loss account on the change in fair value of the Group's investment property portfolio for the six months ended 31 December 2005.

3. This adjustment represents the amount of fair value gains excluding deferred tax released to the profit and loss account arising from sale of investment properties during the six-month period ended 31 December 2004.

Reconciliation between underlying and reported equity attributable to Company's shareholders :

	At 31 December 2005		At 30 June 2005	
		NAV Per Share		NAV Per Share
	HK$M	HK$	HK$M	HK$
Reported equity attributable to Company's shareholders under new HKFRS	**154,554**	**64.37**	143,933	59.95
Adjusted for the impact of HKAS 40				
Deferred tax on cumulative fair value gains on investment properties in Hong Kong	12,590		11,014	
Underlying equity attributable to Company's shareholders	**167,144**	**69.61**	154,947	64.53
Fair value gains on financial instruments	(701)		-	
Fair value gains on reclassification of certain properties as investment properties	(6,932)		(7,488)	
Reversal of cumulative fair value gains on owner-occupied properties	1,703		1,703	
Depreciation and related deferred tax on owner-occupied properties	963		938	
Amortization of leasehold land	153		144	
Amortization of telecommunication licence	19		6	
Alignment of accounts of associates and joint ventures to be coterminous with the Company	(89)		(98)	
	(4,884)		(4,795)	
Equity attributable to Company's shareholders before the adoption of the new HKFRS	**162,260**	**67.58**	150,152	62.54

Financial Resources and Liquidity

(a) Net debt and gearing

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2005, calculated on the basis of net debt to Company's shareholders' funds, remained low at 16.5% compared to 11.5% at 30 June 2005. Interest cover, measured by the ratio of underlying profit from operations to total net interest expenses including those capitalized, was 13.8 times compared to 40.1 times for the same period last year, largely as a result of higher interest rate environment and increase in Group's average borrowing level caused by more expenditures incurred on land acquisitions during the interim period.

As at 31 December 2005, the Group's gross borrowings totalled HK$33,991 million. Of these, HK$2,109 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. All other borrowings of the Group are unsecured. Net debt, after deducting cash and bank deposits of HK$8,506 million, amounted to HK$25,485 million. The maturity profile of the Group's gross borrowings is set out as follows :

	31 December 2005 *HK$ Million*	30 June 2005 *HK$ Million*
Repayable :		
Within one year	**2,501**	1,605
After one year but within two years	**2,819**	4,045
After two years but within five years	**24,876**	17,266
After five years	**3,795**	150
Total borrowings	**33,991**	23,066
Cash and bank deposits	**8,506**	6,519
Net debt	**25,485**	16,547

(b) The Group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars.

(c) The majority of the Group's borrowings are subject to floating interest rates. The Group has constantly monitored this exposure and, when appropriate, will apply interest swaps to manage the risk.

(d) As at 31 December 2005, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$2,450 million. These derivative financial instruments are designated as fair value hedges and are measured at their fair value at the balance sheet date. It is the Group's policy not to enter into derivative transactions for speculative purposes.

Charges of assets

As at 31 December 2005, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$329 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. In addition, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$5,106 million have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

Contingent liabilities

As at 31 December 2005, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,013 million (30 June 2005 : HK$4,505 million).

EMPLOYEES AND REMUNERATION POLICIES

As of end of 2005, the Group employed more than 23,000 employees. Given a more buoyant economy, the Group has been alert to retaining and motivating talent and will make necessary adjustments to respond to the employment market. Apart from the base salary, employees are offered with incentives such as discretionary bonuses and other merit payments to reward employees based on performance. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to each individual requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. Particulars of the scheme are to be set out in the relevant sections of the Interim Report.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.70 per share (2004: HK$0.70 per share) payable in cash on 27 March 2006 to shareholders on the Register of Members as at 24 March 2006.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 20 March 2006 to Friday, 24 March 2006 (both days inclusive). In order to establish entitlements to the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 17 March 2006.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the period ended 31 December, 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the period.

CORPORATE GOVERNANCE

During the six months ended 31 December 2005, the Company has complied with the provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code provision A.2.1 stipulates that the role of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two vice-chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees as well as top management. There are four independent non-executive directors in the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's unaudited interim results for the six months ended 31 December 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com in due course. Printed copies will be sent to shareholders before the end of March 2006.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 3 March 2006

As at the date of this announcement, the Board of Directors comprises of eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; six Non-Executive Directors, being LEE Shau-kee, WOO Po-shing, LI Ka-cheung, Eric, KWAN Cheuk-yin, William, LO Chiu-chun, Clement and LAW King-wan; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP Dicky Peter and WONG Yue-chim, Richard.

Please also refer to the published version of this announcement in South China Morning Post on 6 March 2006.